Via Facsimile and U.S. Mail
Mail Stop 6010

May 1, 2008

Mr. Steven Koehler
Vice President and Controller
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

Re: Schering-Plough Corporation
         Form 10-K for the Year Ended December 31, 2007
         Filed February 29, 2008
         File No. 001-06571

Dear Mr. Koehler:

        We have completed our review of your Form 10-K for the year ended December 31, 2007 and have no further comment at this time.

                                          Sincerely,

                                          Joel Parker
                                          Accounting Branch Chief